June 20, 2005
Mail Stop 0408

By: International mail and facsimile to 011-353-1-6603063

Mr. Michael Buckley
Chief Executive Officer
Allied Irish Banks, PLC
Bankcentre
Ballsbridge,
Dublin 4, Ireland

Re:	Allied Irish Banks, PLC
      Form 20-F for Fiscal Year Ended December 31, 2004
	File No.  001-10284

Dear Mr. Buckley:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, please provide us with the supplemental documentation we requested in response to these comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Item 8: Financial Information

Basis of Consolidation

Employee Benefits, page 66

1. Please provide a summary of subsidized loans and deposits with preferential rates provided to employees including, but not limited to:
* The total number of loans to employees;
* The total principle amount outstanding for employee loans and deposits;
* The monetary value of employee loans or deposits concentrated with individual employees;
* Average or range of interest rate discounts/premiums for loans and deposits respectively;
* Treatment of interest income/expense during consolidation and the reconciliation to U.S. GAAP;
* The guidelines, limitations and oversight for employee loans and deposits.
Please review paragraphs 2 and 24 of SFAS No. 57 and Rule 4-08(k) of
Regulation S-X to ensure that you are in compliance. Discuss why you continue to believe your presentation is appropriate and/or explain what additional disclosures or other actions you plan to undertake in future filings to ensure full compliance.

Item 18 and 19 Financial Statements and Exhibits

Notes to Consolidated Financial Statements

50. Summary of Significant Differences between Irish and United
States Accounting Principles, page 164

Accounting for Investment in M&T Bank, page 164

2. Please tell us specifically the differences in accounting treatment between Irish and United States GAAP as applied to your investment in M&T and the Group`s share of profits of M&T. Your discussion should include but not be limited to:
* The accounting treatment for the consolidated statement of income and consolidated balance sheet items existing at the time of the sales transaction and for the current financial period;
* The nature of the investment in M&T and the criteria you use to apply the equity or cost methods. Specifically discuss the amount of control AIB can enact on M&T policy and management decisions and the resulting impact on your accounting determinations for both Irish and
US GAAP. Please refer to paragraph 6 APB Opinion 18 paragraph 6 for
US GAAP;
* Explanations of how these differences relate to the Adjustments to
Net Income table on page 165, the Consolidated Ordinary
Stockholders`
Equity table on page 166, and the Consolidated Total Assets table and
Consolidated Total Liabilities and Ordinary Stockholders` Equity table on page 167.


Statement of Changes in Ordinary Stockholders` Equity, page 166

3. Please tell us what acquisition or acquisitions the Goodwill Written Back in 2003 relates to and quantify individually, if necessary. As a related matter, please tell us how frequently you review goodwill for impairment on a US GAAP basis and revise your US
GAAP policy in future filings.  We note paragraph 17 of SFAS No.
142
and supporting guidance.

4. Please reconcile the issue of shares caption and respective quantifications in your US GAAP Statement of Changes in Ordinary
Stockholders` Equity table to your Irish GAAP Consolidated
Statements
of Changes in Stockholders` Equity on page 106 for the periods presented.

Debt and Equity Securities, page 168 to 170

5. Please provide, in tabular format, a summary of your gross unrealized gain and gross unrealized loss positions for your available-for-sale and held-to-maturity securities. Categorize the gains and losses by "less than 12 months" and "12 months and greater". Please review Emerging Issues Task Force Abstract # 03-1, paragraph 21(a) and SFAS No. 115 paragraph 17-22 to ensure that you are in compliance and discuss why you continue to believe your presentation is appropriate.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Mr. Michael Buckley, Chief Executive Officer
Allied Irish Banks, PLC.
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